Exhibit 99.1

Inspira Appoints Former Johnson & Johnson Senior Business Manager as VP of Global Sales and New Board Member from a Leading International Investment Firm

RA’ANANA, Israel, October 21, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced two key leadership appointments that reinforce its global commercialization and governance – the appointment of Mr. Mike Hershkovitz as Vice President of Global Sales of the Company and the appointment of Ms. Sivan Matza as a member of the board of directors of the Company (the “Board”). The Board appointed Ms. Matza to serve as an independent director of the Company until the next annual general meeting of the Company’s shareholders. Ms. Matza will also serve as a member of the Board’s compensation committee, audit committee and financial statement examination committee. Ms. Matza will succeed Ms. Limor Rosen, who is stepping down from the Board.

Ms. Sivan Matza is a Director at a leading international investment management firm overseeing tens of billions of dollars in assets. Her extensive experience in global finance, regulation and accounting strengthens Inspira’s governance framework as the Company accelerates its commercial expansion.

Mr. Mike Hershkovitz, based in the United States, has been appointed Vice President of Global Sales. Mr. Hershkovitz brings nearly two decades of leadership in U.S. and international healthcare markets, including senior commercial roles at Johnson & Johnson and other global med-tech organizations. He will lead Inspira’s sales strategy and hospital adoption initiatives worldwide.

Dagi Ben-Noon, CEO of Inspira Technologies, commented: “The addition of Sivan and Mike to our leadership team is a strategic step that meaningfully enhances Inspira’s capabilities. Sivan’s experience in international finance and regulation from a top-tier firm is an invaluable asset as we expand our operations and strengthen our governance.

In parallel, Mike’s proven leadership in sales and commercial management, including his tenure at Johnson & Johnson, together with his strong understanding of the med-tech industry, will drive our commercial strategy and speed the adoption of our technologies in hospitals worldwide. Their combined expertise is a powerful catalyst for Inspira’s next phase of growth and execution.”

The Company also extended its appreciation to Ms. Limor Rosen, who is stepping down from the Board of Directors.

“We thank Limor for her contribution and commitment to Inspira’s vision and wish her continued success and welcome Sivan to the Board,” stated Tal Parnes, chairman of the Board.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the reinforcement of its global commercialization and governance following the new appointments, the strengthening of the Company’s governance framework as the Company accelerates its commercial expansion, the potential of the appointments in leading the Company’s commercial strategy and acceleration of its technology’s adoption in hospitals and the combined expertise serving as a powerful catalyst that will bolster the Company as it enters its next phase of accelerated growth and execution. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485